February 14, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-4631

Re:	Farmmi, Inc.

Registration Statement on Form F-1

File No. 333-221569

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, the undersigned, as the underwriter of the proposed issuer, hereby joins the request of Farmmi, Inc. that the effective date of the above-referenced Registration Statement on Form F-1 be declared effective at 10:30 AM (Eastern Standard Time) on Friday, February 16, 2018, or as soon as practicable thereafter.

Sincerely,

ViewTrade Securities, Inc.

By:	/s/ Doug K. Aguililla
Name:	Doug K. Aguililla
Title:	Director, Investment Banking

Members FINRA & SIPC

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